SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549
                                -----------

                                  FORM 8-B

          REGISTRATION OF SECURITIES OF CERTAIN SUCCESSOR ISSUERS

               Filed Pursuant to Section 12(b) or (g) of the
                      Securities Exchange Act of 1934
                                 ----------

                   PACIFIC AEROSPACE & ELECTRONICS, INC.
           (Exact name of registrant as specified in its charter)



          Washington                                      91-1744587
     (State of incorporation)                         (I.R.S. Employer
                                                    Identification Number)

     434 Olds Station Road, Wenatchee, Washington              98801
 (Address of Registrant's principal executive offices)      (Zip Code)


     Securities to be registered pursuant to Section 12(b) of the Act:

                                    None

     Securities to be registered pursuant to Section 12(g) of the Act:

                                Common Stock
                                    and
                       Common Stock Purchase Warrants



                                     1

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ITEM 1.   GENERAL INFORMATION

     (a) PACIFIC AEROSPACE & ELECTRONICS, INC., a Washington corporation (the "Company") was incorporated under the laws of the State of Washington on September 20, 1996.

     (b) The Company's fiscal year ends May 31.

ITEM 2.   TRANSACTION OF SUCCESSION

     (a) PCT Holdings, Inc., a Nevada corporation ("PCTH"), is the Company's sole predecessor. PCTH's common stock, $.001 par value, was registered under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") on May 16, 1995. The common stock purchase warrants included in the units sold by PCTH in its July 1996 public offering (the "PCTH Warrants"), and registered with the Securities and Exchange Commission (the "Commission") on Form SB-2 under Registration Number 333-5011 (the "Registration Statement"), were registered under
Section 12(g) of the Exchange Act effective as of July 15, 1996.

     (b) The Company succeeded to the business of PCTH as the result of the merger of PCTH into the Company (the "Merger"), which was effective at 11:59 p.m. PST, on November 30, 1996. Prior to the Merger, the Company was a wholly owned subsidiary of PCTH, which had been formed by PCTH for the purpose of effecting the Merger. The Merger was effected for the sole purpose of changing PCTH's state of incorporation from Nevada to Washington. The Merger was approved by the shareholders of PCTH at its 1996 annual meeting of shareholders, for which proxies were solicited pursuant to Section 14(a) of the Exchange Act.

     Upon consummation of the Merger and without any action on the part of the holders thereof:

          (1) each outstanding share of PCTH's common stock, par value $.001 per share, automatically converted into one share of the Company's common stock, par value $.001 per share (the "Common Stock");

          (2) each of the PCTH Warrants automatically converted into a warrant to purchase one share of the Company's Common Stock (the
"Warrants") on the same terms provided for in the PCTH Warrants immediately prior to the Merger; and

          (3) all other outstanding warrants and options to acquire PCTH's common stock automatically converted into warrants and options to acquire an equivalent number of shares of the Company's Common Stock on identical terms and conditions.

     A more complete description of the Merger is contained in the definitive Proxy Statement of PCTH, dated September 20, 1996, a copy of which was filed with the Commission on September 20, 1996.


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ITEM 3.   SECURITIES TO BE REGISTERED

     The Company seeks to register its 100,000,000 authorized shares of Common Stock, and the Warrants. As of the close of business on January 31, 1997, there were 9,742,609 shares of Common Stock issued and outstanding, and 2,250,000 Warrants issued and outstanding, none of which were held by or for the account of the Company.

ITEM 4.   DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

Common Stock

     The Company's Articles of Incorporation authorize the issuance of 100,000,000 shares of Common Stock, $.001 par value per share. As of January 31, 1997, there were outstanding 9,742,609 shares of Common Stock, each of which is fully paid and nonassessable. Each outstanding share of Common Stock is entitled to participate equally in dividends as and when declared by the Company's Board of Directors, out of funds legally available therefor, and is entitled to participate equally in any distribution of net assets made to the Company's shareholders in liquidation of the Company after payment to all creditors thereof. There are no preemptive rights or rights to convert Common Stock into any other securities. The holders of the Common Stock are entitled to one vote for each share held of record on all matters voted upon by the Company's shareholders and may not cumulate votes for the election of directors. Thus, the owners of a majority of the outstanding shares of Common Stock may elect all of the directors of the Company, and the owners of the balance of the outstanding shares of the Common Stock would not be able to elect any directors of the Company.

Warrants

     Each Warrant entitles the holder to purchase one share of Common Stock at a price of $4.6875 per share, subject to certain adjustments including, if the Company's audited fiscal 1997 net income does not exceed $1.5 million, a one-time downward adjustment of the exercise price to (a) $3.90625 per share if such net income is $800,000 to $1.5 million, (b) $3.125 per share if such net income is $500,000 to $799,000, and (c) $2.34375 per share if such net income is less than $500,000. (Solely for the purpose of determining whether a downward adjustment to the exercise price of the Warrants will be made based on fiscal 1997 net income, any expense relating to the vesting of any performance-based options or warrants held by employees (including any amortization of capitalized patent costs relating to such warrants or options) will be excluded in determining fiscal 1997 net income.)

     The Warrants are exercisable, subject to certain conditions, at any time until July 15, 2001, unless earlier redeemed. Outstanding Warrants are redeemable by the Company at $.25 per Warrant, upon at least 30 days prior written notice to the registered holders, if the closing bid price (as defined in the Warrant Agreement described below) per share of Common Stock for the 20 consecutive trading days immediately preceding the date notice of redemption is given equals or exceeds 200% of the then-current exercise price of the Warrants. If the Company gives notice of its intention to redeem, a holder must either exercise his or her Warrant before the date specified in the redemption notice or accept the redemption price.

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     The Warrants were issued in registered form under a Warrant Agreement
(the "Warrant Agreement") between the Company and Interwest Transfer Co., Inc., as warrant agent (the "Warrant Agent"). The shares of Common Stock underlying the Warrants, when issued upon exercise of a Warrant, will be fully paid and nonassessable, and the Company will pay any transfer tax incurred as a result of the issuance of Common Stock to the holder upon its exercise.

     A Warrant may be exercised upon surrender of the Warrant certificate on or before the expiration date of the Warrant at the offices of the Warrant Agent, with the form of "Election To Purchase" on the reverse side of the Warrant certificate completed and executed as indicated, accompanied by payment of the exercise price (by certified or bank check payable to the order of the Company or wire transfer of good funds) for the number of shares with respect to which the Warrant is being exercised.

     For a holder to exercise the Warrants, there must be a current registration statement in effect with the Commission and qualification in effect under applicable state securities laws (or applicable exemptions from state qualification requirements) with respect to the issuance of shares or other securities underlying the Warrants. The Company has agreed to use all commercially reasonable efforts to cause a registration statement with respect to such securities under the Securities Act of 1933, as amended, to be filed and to become and remain effective in anticipation of and prior to the exercise of the Warrants and to take such other actions under the laws of various states as may be required to cause the sale of Common Stock (or other securities) issuable upon exercise of Warrants to be lawful. If a current registration statement is not in effect at the time a Warrant is exercised, the Company may at its option redeem the Warrant by paying to the holder cash equal to the difference between the market price of the Common Stock on the exercise date and the exercise price of the Warrant. The Company will not be required to honor the exercise of Warrants if, in the opinion of the Company's Board of Directors upon advice of counsel, the sale of securities upon exercise would be unlawful.

     The Warrants contain provisions that protect the holders against dilution by adjustment of the number of shares that may be purchased by the holders. Such adjustment will occur in the event, among others, that the Company makes certain distributions to holders of its Common Stock. The Company is not required to issue fractional shares upon the exercise of a Warrant. The holder of a Warrant will not possess any rights as a shareholder of the Company until such holder exercises the Warrant. The foregoing discussion of certain terms and provisions of the Warrants is qualified in its entirety by reference to the detailed provisions of the Warrant Agreement, which has been incorporated by reference as an exhibit to this Form 8-B.

Other Material Rights of Common or Preferred Stockholders

     Preferred Stock. The Company's Articles of Incorporation authorize the issuance of 5,000,000 shares of preferred stock, par value $.001 per share (the "Preferred Stock"). As of January 31, 1997, no shares of Preferred Stock have been issued or are outstanding. The Company's Board of Directors has the authority to issue shares of Preferred Stock in one or more series, up to the maximum of 5,000,000 shares, and to fix the powers, designations, preferences and relative, participating, optional or other rights of any series of preferred stock, including dividend rights, conversion rights, voting rights, redemption terms, liquidation preferences, sinking fund terms and the number of shares constituting any series,
                                     4
without shareholder approval, except in certain limited circumstances. The issuance of Preferred Stock in certain circumstances may have the effect of diluting or limiting the present voting or other rights of holders of Common Stock, delaying, deferring or preventing a change of control of the Company, or discouraging bids for the Common Stock at a premium over the market price of the Common Stock.

     Other Warrants. As of January 31, 1997, the Company had outstanding warrants to purchase 497,500 shares of Common Stock issued to certain officers, directors, employees and capital sources of the Company. In addition, the underwriters of the public offering made pursuant to the Registration Statement hold warrants to purchase 225,000 of the units offered in such offering (the "Underwriters' Warrants"). The Company has reserved sufficient shares of Common Stock for issuance upon exercise of such warrants (including the Warrants issuable upon exercise of the Underwriters' Warrants).

     Stock Options. The Company has adopted an Amended and Restated Stock Incentive Plan under which the Company may grant options to purchase up to 2,000,000 shares of Common Stock to its employees and certain other specified persons. As of January 31, 1997, the Company had outstanding under this plan options to purchase up to 1,110,283 shares of Common Stock.

     Registration Rights. The Underwriters' Warrants provide certain rights with respect to the registration under the Securities Act of the 450,000 shares issuable upon exercise thereof (including the Warrants included therein). In addition, as of January 31, 1997, the holders of 587,083 shares of Common Stock and warrants to purchase 337,500 shares of Common Stock (collectively, the "Registrable Shares"), or their transferees, are entitled to certain rights with respect to the registration of such shares under the Securities Act.

Anti-Takeover Laws

     The Company, as a public company that is incorporated under Washington law, is subject to Washington's "Significant Business Transactions Statute" (Chapter 23B.19 of the Washington Business Corporation Act), which may have the effect of delaying or deterring a hostile takeover of the Company. The statute prohibits, subject to certain exceptions, a corporation from entering into any "significant business transactions" with an "Acquiring Person" (defined generally as a person who or an affiliated group that beneficially owns 10% or more of the outstanding voting securities of a corporation) for a period of five years after such person or affiliated group becomes an Acquiring Person unless the transaction or share acquisition made by the Acquiring Person is approved prior to the share acquisition by a majority of the target corporation's directors. In addition, this statute prohibits a corporation subject thereto from entering into a significant business transaction with an Acquiring Person unless the consideration to be received by the corporation's shareholders in connection with the proposed transaction satisfies the "fair price" provisions set forth in the statute.


                                     5

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ITEM 5.   FINANCIAL STATEMENTS AND EXHIBITS

     (a) Financial Statements

     No financial statements are required to be filed with this registration statement because the capital structure and balance sheet of cession were the Company immediately after the succession were substantially the same as those of PCTH.

     (b) Exhibits



   Exhibit
   Number    Description

2.1 Agreement and Plan of Merger between PCT Holdings, Inc. and Pacific Aerospace & Electronics, Inc. dated November 25, 1996.
          (12)
3.1 Articles of Incorporation of Pacific Aerospace & Electronics, Inc., as filed on September 20, 1996, with the Secretary of State of the State of Washington. (12)
3.2 Articles of Merger of PCT Holdings, Inc. into Pacific Aerospace & Electronics, Inc. filed with the Nevada Secretary of State effective as of 11:59 p.m. PST on November 30, 1996. (12)
3.3 Articles of Merger of PCT Holdings, Inc. with and into Pacific Aerospace & Electronics, Inc. filed with the Washington Secretary of State effective as of 11:59 p.m. PST on November 30, 1996.
          (12)
3.4       Bylaws of Pacific Aerospace & Electronics, Inc. (12)
4.1       Form of specimen certificate for the Common Stock.(12)
4.2       Form of specimen certificate for the Warrants.(12)
4.3 Warrant Agreement between Interwest Transfer Co., Inc. and PCT Holdings, Inc. dated July 1, 1996.(11)
4.4       Purchase Warrant to Paulson Investment Company, Inc. dated July
          15, 1996.(11)
4.5 Registration Rights Agreement, dated December 1, 1995, between PCT Holdings, Inc., a Nevada corporation, and Stephen L. Morel and Mark Morel.(6)
4.6 Registration Rights Agreement, dated November 30, 1995, between PCT Holdings, Inc., a Nevada corporation, Seismic Safety Products, Inc., a Florida corporation, and certain of its shareholders.(6)
4.7 Agreement and Plan of Merger, dated February 28, 1995, among PCT Holdings, Inc., Ceramic Devices, Inc., a Washington corporation, and Ceramic Devices, Inc., a California corporation.(1)
4.8 Common Stock Purchase Warrant from PCT Holdings, Inc. to UTCO Associates, Ltd. dated May 22, 1996.(2)
4.9       Purchase Warrant to Cohig & Associates, Inc. dated July 15,
          1996.(11)
10.1 Loan and Security Agreement, dated April 24, 1995, between Silicon Valley Bank and PCT Holdings, Inc., Ceramic Devices, Inc., Cashmere Manufacturing Co., Inc., and Pacific Coast Technologies, Inc.(4)
10.2 Employment Agreement, dated as of January 1, 1995, between PCT Holdings, Inc. and Donald A. Wright.(4)
10.3 Amendment to Employment Agreement, dated March 1, 1996, between PCT Holdings, Inc. and Donald A. Wright.(7)
10.4 Employment Agreement, dated as of June 1, 1996, between PCT Holdings, Inc. and Donald A. Wright.(7)

10.5      Common Stock Purchase Warrant from PCT Holdings, Inc. to Donald
          A. Wright dated as of February 17, 1995.(7)
10.6 Common Stock Purchase Warrant from PCT Holdings, Inc. to Nick A. Gerde dated as of February 17, 1995.(7)
10.7      Amended and Restated Stock Incentive Plan.(12)
10.8      Independent Director Stock Plan.(13)
10.9      Common Stock Purchase Warrant from PCT Holdings, Inc. to Robert
          L. Smith dated as of May 22, 1996.(7)
10.10 Amended and Restated Promissory Note from PCT Holdings, Inc. to Robert L. Smith dated as of May 22, 1996.(7)
10.11 Promissory Note from PCT Holdings, Inc. to UTCO Associates, Ltd. dated as of May 22, 1996.(7)
10.12 Security Agreement between PCT Holdings, Inc. and UTCO Associates, Ltd. dated as of May 22, 1996.(8)
10.13 Asset Purchase Agreement, dated October 27, 1995, between PCT Holdings, Inc., a Nevada corporation, Seismic Safety Products, Inc., a Washington corporation, PCT Holdings, Inc., a Washington corporation, Seismic Safety Products, Inc., a Florida corporation, and certain of its affiliates.(5)
10.14 Patent Purchase Agreement, dated October 27, 1995, between PCT Holdings, Inc., a Washington corporation, Seismic Safety Products, Inc., a Washington corporation, and James C. McGill.(5)
10.15 Patent Purchase Agreement, dated October 24, 1995, between PCT Holdings, Inc., a Washington corporation, Seismic Safety Products, Inc., a Washington corporation, and James C. McGill and Antonio F. Fernandez.(5)
10.16 Agreement and Plan of Merger, dated November 30, 1995, between PCT Holdings, Inc., a Nevada corporation, Morel Acquisition Corporation, Morel Industries, Inc., Stephen L. Morel, and Mark Morel.(6)
10.17 Stock Purchase Agreement, dated May 19, 1994, between Cashmere Manufacturing Co., Inc., Herman L. Jones, John M. Eder, Fred R. Paquette, Dan A. Paquette and PCT Holdings, Inc.(4)
10.18 Exchange Agreement, dated May 31, 1994, between PCT Holdings, Inc. and its shareholders.(4)
10.19 Letter Agreement, dated January 3, 1995, between PCT Holdings, Inc. and Lysys Ltd.(4)
10.20 Agreement and Plan of Merger, dated February 15, 1995, between PCT Holdings, Inc., a Nevada corporation, PCT Merger Corporation, a Washington corporation, and PCT Holdings, Inc., a Washington corporation.(4)
10.21 Agreement and Plan of Merger, dated February 28, 1995, between PCT Holdings, Inc., Ceramic Devices, Inc., a Washington corporation, and Ceramic Devices, Inc., a California corporation.(4)
10.22 Promissory Note, dated May 10, 1995, in the principal amount of $200,000, from PCT Holdings, Inc. to William H. Payne, Ivan G. Sarda, Elinor A. Walters and Katrina A. Knowles.(4)
10.23 Security Agreement, dated May 10, 1995, between Ceramic Devices, Inc., and William H. Payne, Ivan G. Sarda, Elinor A. Walters and Katrina A. Knowles.(4)
10.24 Intellectual Property Acquisition and License Agreement, dated June 1, 1994, between Pacific Coast Technologies, Inc. and James
          C. Kyle.(4)


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10.25     Promissory Note, dated June 1, 1994, in the principal amount of
          $400,000, from Pacific Coast Technologies, Inc. to James C. Kyle and Carol A. Kyle.(4)
10.26 Promissory Note Extension, dated January 1, 1995, in the principal amount of $387,800, from Pacific Coast Technologies, Inc. to James C. Kyle and Carol A. Kyle.(4)
10.27 Lease Agreement, dated February 1, 1993, between the Port of Chelan County and Pacific Coast Technologies, Inc.(4)
10.28 Addendum to Lease Agreement with Pacific Coast Technologies, Inc., dated April 22, 1993, between the Port of Chelan County and Pacific Coast Technologies, Inc.(4)
10.29 Standard Industrial Lease, dated April 20, 1994, between The Manufacturers Life Insurance Company and Ceramic Devices, Inc., for certain real property situated at 8170 Ronson Road, San Diego, California.(4)
10.30 Standard Industrial Lease, dated April 20, 1994, between The Manufacturers Life Insurance Company and Ceramic Devices, Inc., for certain real property situated at 8145 Ronson Road, San Diego, California.(4)
10.31 Employment and Non-Competition Agreement, dated May 31, 1994, between PCT Holdings, Inc. and Herman L. "Jack" Jones.(4)
10.32 Employment Agreement, dated January 1, 1995, between PCT Holdings, Inc. and Nick A. Gerde.(6)
10.33 Amended Employment Agreement, dated March 1, 1996, between PCT Holdings, Inc. and Nick A. Gerde.(7)
10.34 Employment Agreement, dated December 1, 1995, between Morel Industries, Inc. and Stephen L. Morel.(5)
10.35 Revised and Restated Promissory Note, dated May 17, 1996, from Morel Industries, Inc. to Richard and Jacquelyn Doane.(8)
10.36 Guaranty, dated January 24, 1996, from PCT Holdings, Inc. to Richard and Jacquelyn Doane.(7)
10.37 Confirmation of Guaranty, dated May 17, 1996, from PCT Holdings, Inc. to Richard and Jacquelyn Doane.(8)
10.38 Promissory Note, dated March 15, 1996, from Cashmere Manufacturing Co., Inc. to Cashmere Valley Bank, Inc.(8)
10.39 Commercial Guaranty, dated March 3, 1993, from Herman L. "Jack" Jones to Cashmere Valley Bank.(8)
10.40 Amended and Restated Agreement, dated May 30, 1996, between Herman L. "Jack" Jones, John Eder and Cashmere Manufacturing Co., Inc.(9)
10.41 Renewal Promissory Note from Herman L. "Jack" Jones to PCT Holdings, Inc. dated March 15, 1996.(9)
10.42 Lease Agreement between the Port of Chelan County and Cashmere Manufacturing Co., Inc. dated November 4, 1994.(8)
10.43 Building Construction Agreement between the Port of Chelan County and Cashmere Manufacturing Co., Inc. dated November 4, 1994.(8)
10.44 General Terms Agreement No. PLR-950 Relating to Boeing Model Aircraft between Cashmere Manufacturing Co., Inc. and Boeing Commercial Airplane Group, effective as of February 5, 1990, as amended.(8)
10.45 Special Business Provisions No. L-890821-8140N between The Boeing Company and Cashmere Manufacturing Co., Inc. effective as of December 18, 1992.(8)(10)


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10.46     Special Business Provisions No. L-500660-8134N between The Boeing
          Company and Cashmere Manufacturing Co., Inc. effective as of December 31, 1991.(8)(10)
10.47 Special Business Provisions No. L-435579-8180N between The Boeing Company and Cashmere Manufacturing Co., Inc. effective as of August 11, 1994.(8)(10)
10.48 Special Business Provisions No. PLR-950A between The Boeing Company and Cashmere Manufacturing Co., Inc. effective as of February 5, 1990.(8)(10)
10.49 Administrative Agreement No. L-435579-8180N between Cashmere Manufacturing Co., Inc. and Boeing Commercial Airplane Group effective as of August 11, 1994.(8)
10.50 Special Business Provisions No. POP-65311-0047 between The Boeing Company and Cashmere Manufacturing Co., Inc. effective as of February 26, 1996.(8)(10)
10.51 General Terms Agreement No. BCA-65311-0044 between The Boeing Company and Cashmere Manufacturing Co., Inc. effective as of February 26, 1996.(8)
10.52 Extension and Modification of Promissory Note, dated April 1996, between PCT Holdings, Inc. and William H. Payne, Ivan G. Sarda, the Waldal Family Trust and Katrina Knowles.(8)
10.53 Consent to Offering and Additional Indebtedness, dated June 7, 1996, between PCT Holdings, Inc. and William N. Payne, Ivan G. Sarda, the Waldal Family Trust and Katrina Knowles.(9)
10.54 Loan Modification Agreement, dated July 26, 1996, between Silicon Valley Bank and PCT Holdings, Inc., Ceramic Devices, Inc., Cashmere Manufacturing Co., Inc., Pacific Coast Technologies,
          Inc. and Seismic Safety Products, Inc.(11)
16.1      Letter from accountant regarding a change of accountants.(3)
21.1      List of Subsidiaries.(7)

-----------

(1) Incorporated by reference to PCTH's Current Report on Form 8-K filed on March 1, 1995.

(2) Incorporated by reference to PCTH's Registration Statement on Form 8-A filed on May 16, 1995.

(3) Incorporated by reference to PCTH's Current Report on Form 8-K/A filed on June 22, 1995.

(4) Incorporated by reference to PCTH's Annual Report on Form 10-KSB filed on August 29, 1995.

(5) Incorporated by reference to PCTH's Quarterly Report on Form 10-QSB for the quarterly period ended November 30, 1995.

(6) Incorporated by reference to PCTH's Current Report on Form 8-K filed on December 18, 1995.

(7) Incorporated by reference to PCTH's Registration Statement on Form SB-2 filed on May 31, 1996.


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


(8) Incorporated by reference to Amendment No. 1 to PCTH's Registration Statement on Form SB-2 filed on June 19, 1996.

(9) Incorporated by reference to Amendment No. 2 to PCTH's Registration Statement on Form SB-2 filed on July 12, 1996.

(10) Subject to confidential treatment. Omitted confidential information was filed separately with the Commission.

(11) Incorporated by reference to PCTH's Annual Report on Form 10-KSB filed on August 23, 1996.

(12) Incorporated by reference to the Company's Current Report on Form 8-K filed on December 12, 1996.

(13) Submitted with this Form 8-B.

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                                 SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                   PACIFIC AEROSPACE & ELECTRONICS, INC.


                                   By DONALD A. WRIGHT
                                      ----------------------------------------
                                      Donald A. Wright
                                      Chief Executive Officer and President

Date:   January 31, 1997

                             INDEX TO EXHIBITS



   Exhibit
   Number    Description

2.1 Agreement and Plan of Merger between PCT Holdings, Inc. and Pacific Aerospace & Electronics, Inc. dated November 25, 1996.
          (12)
3.1 Articles of Incorporation of Pacific Aerospace & Electronics, Inc., as filed on September 20, 1996, with the Secretary of State of the State of Washington. (12)
3.2 Articles of Merger of PCT Holdings, Inc. into Pacific Aerospace & Electronics, Inc. filed with the Nevada Secretary of State effective as of 11:59 p.m. PST on November 30, 1996. (12)
3.3 Articles of Merger of PCT Holdings, Inc. with and into Pacific Aerospace & Electronics, Inc. filed with the Washington Secretary of State effective as of 11:59 p.m. PST on November 30, 1996.
          (12)
3.4       Bylaws of Pacific Aerospace & Electronics, Inc. (12)
4.1       Form of specimen certificate for the Common Stock.(12)
4.2       Form of specimen certificate for the Warrants.(12)
4.3 Warrant Agreement between Interwest Transfer Co., Inc. and PCT Holdings, Inc. dated July 1, 1996.(11)
4.4       Purchase Warrant to Paulson Investment Company, Inc. dated July
          15, 1996.(11)
4.5 Registration Rights Agreement, dated December 1, 1995, between PCT Holdings, Inc., a Nevada corporation, and Stephen L. Morel and Mark Morel.(6)
4.6 Registration Rights Agreement, dated November 30, 1995, between PCT Holdings, Inc., a Nevada corporation, Seismic Safety Products, Inc., a Florida corporation, and certain of its shareholders.(6)
4.7 Agreement and Plan of Merger, dated February 28, 1995, among PCT Holdings, Inc., Ceramic Devices, Inc., a Washington corporation, and Ceramic Devices, Inc., a California corporation.(1)
4.8 Common Stock Purchase Warrant from PCT Holdings, Inc. to UTCO Associates, Ltd. dated May 22, 1996.(2)
4.9       Purchase Warrant to Cohig & Associates, Inc. dated July 15,
          1996.(11)
10.1 Loan and Security Agreement, dated April 24, 1995, between Silicon Valley Bank and PCT Holdings, Inc., Ceramic Devices, Inc., Cashmere Manufacturing Co., Inc., and Pacific Coast Technologies, Inc.(4)
10.2 Employment Agreement, dated as of January 1, 1995, between PCT Holdings, Inc. and Donald A. Wright.(4)
10.3 Amendment to Employment Agreement, dated March 1, 1996, between PCT Holdings, Inc. and Donald A. Wright.(7)
10.4 Employment Agreement, dated as of June 1, 1996, between PCT Holdings, Inc. and Donald A. Wright.(7)
10.5      Common Stock Purchase Warrant from PCT Holdings, Inc. to Donald
          A. Wright dated as of February 17, 1995.(7)
10.6 Common Stock Purchase Warrant from PCT Holdings, Inc. to Nick A. Gerde dated as of February 17, 1995.(7)
10.7      Amended and Restated Stock Incentive Plan.(12)
10.8      Independent Director Stock Plan.(13)

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
10.9      Common Stock Purchase Warrant from PCT Holdings, Inc. to Robert
          L. Smith dated as of May 22, 1996.(7)
10.10 Amended and Restated Promissory Note from PCT Holdings, Inc. to Robert L. Smith dated as of May 22, 1996.(7)
10.11 Promissory Note from PCT Holdings, Inc. to UTCO Associates, Ltd. dated as of May 22, 1996.(7)
10.12 Security Agreement between PCT Holdings, Inc. and UTCO Associates, Ltd. dated as of May 22, 1996.(8)
10.13 Asset Purchase Agreement, dated October 27, 1995, between PCT Holdings, Inc., a Nevada corporation, Seismic Safety Products, Inc., a Washington corporation, PCT Holdings, Inc., a Washington corporation, Seismic Safety Products, Inc., a Florida corporation, and certain of its affiliates.(5)
10.14 Patent Purchase Agreement, dated October 27, 1995, between PCT Holdings, Inc., a Washington corporation, Seismic Safety Products, Inc., a Washington corporation, and James C. McGill.(5)
10.15 Patent Purchase Agreement, dated October 24, 1995, between PCT Holdings, Inc., a Washington corporation, Seismic Safety Products, Inc., a Washington corporation, and James C. McGill and Antonio F. Fernandez.(5)
10.16 Agreement and Plan of Merger, dated November 30, 1995, between PCT Holdings, Inc., a Nevada corporation, Morel Acquisition Corporation, Morel Industries, Inc., Stephen L. Morel, and Mark Morel.(6)
10.17 Stock Purchase Agreement, dated May 19, 1994, between Cashmere Manufacturing Co., Inc., Herman L. Jones, John M. Eder, Fred R. Paquette, Dan A. Paquette and PCT Holdings, Inc.(4)
10.18 Exchange Agreement, dated May 31, 1994, between PCT Holdings, Inc. and its shareholders.(4)
10.19 Letter Agreement, dated January 3, 1995, between PCT Holdings, Inc. and Lysys Ltd.(4)
10.20 Agreement and Plan of Merger, dated February 15, 1995, between PCT Holdings, Inc., a Nevada corporation, PCT Merger Corporation, a Washington corporation, and PCT Holdings, Inc., a Washington corporation.(4)
10.21 Agreement and Plan of Merger, dated February 28, 1995, between PCT Holdings, Inc., Ceramic Devices, Inc., a Washington corporation, and Ceramic Devices, Inc., a California corporation.(4)
10.22 Promissory Note, dated May 10, 1995, in the principal amount of $200,000, from PCT Holdings, Inc. to William H. Payne, Ivan G. Sarda, Elinor A. Walters and Katrina A. Knowles.(4)
10.23 Security Agreement, dated May 10, 1995, between Ceramic Devices, Inc., and William H. Payne, Ivan G. Sarda, Elinor A. Walters and Katrina A. Knowles.(4)
10.24 Intellectual Property Acquisition and License Agreement, dated June 1, 1994, between Pacific Coast Technologies, Inc. and James
          C. Kyle.(4)
10.25 Promissory Note, dated June 1, 1994, in the principal amount of $400,000, from Pacific Coast Technologies, Inc. to James C. Kyle and Carol A. Kyle.(4)
10.26 Promissory Note Extension, dated January 1, 1995, in the principal amount of $387,800, from Pacific Coast Technologies, Inc. to James C. Kyle and Carol A. Kyle.(4)


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

10.27 Lease Agreement, dated February 1, 1993, between the Port of Chelan County and Pacific Coast Technologies, Inc.(4)
10.28 Addendum to Lease Agreement with Pacific Coast Technologies, Inc., dated April 22, 1993, between the Port of Chelan County and Pacific Coast Technologies, Inc.(4)
10.29 Standard Industrial Lease, dated April 20, 1994, between The Manufacturers Life Insurance Company and Ceramic Devices, Inc., for certain real property situated at 8170 Ronson Road, San Diego, California.(4)
10.30 Standard Industrial Lease, dated April 20, 1994, between The Manufacturers Life Insurance Company and Ceramic Devices, Inc., for certain real property situated at 8145 Ronson Road, San Diego, California.(4)
10.31 Employment and Non-Competition Agreement, dated May 31, 1994, between PCT Holdings, Inc. and Herman L. "Jack" Jones.(4)
10.32 Employment Agreement, dated January 1, 1995, between PCT Holdings, Inc. and Nick A. Gerde.(6)
10.33 Amended Employment Agreement, dated March 1, 1996, between PCT Holdings, Inc. and Nick A. Gerde.(7)
10.34 Employment Agreement, dated December 1, 1995, between Morel Industries, Inc. and Stephen L. Morel.(5)
10.35 Revised and Restated Promissory Note, dated May 17, 1996, from Morel Industries, Inc. to Richard and Jacquelyn Doane.(8)
10.36 Guaranty, dated January 24, 1996, from PCT Holdings, Inc. to Richard and Jacquelyn Doane.(7)
10.37 Confirmation of Guaranty, dated May 17, 1996, from PCT Holdings, Inc. to Richard and Jacquelyn Doane.(8)
10.38 Promissory Note, dated March 15, 1996, from Cashmere Manufacturing Co., Inc. to Cashmere Valley Bank, Inc.(8)
10.39 Commercial Guaranty, dated March 3, 1993, from Herman L. "Jack" Jones to Cashmere Valley Bank.(8)
10.40 Amended and Restated Agreement, dated May 30, 1996, between Herman L. "Jack" Jones, John Eder and Cashmere Manufacturing Co., Inc.(9)
10.41 Renewal Promissory Note from Herman L. "Jack" Jones to PCT Holdings, Inc. dated March 15, 1996.(9)
10.42 Lease Agreement between the Port of Chelan County and Cashmere Manufacturing Co., Inc. dated November 4, 1994.(8)
10.43 Building Construction Agreement between the Port of Chelan County and Cashmere Manufacturing Co., Inc. dated November 4, 1994.(8)
10.44 General Terms Agreement No. PLR-950 Relating to Boeing Model Aircraft between Cashmere Manufacturing Co., Inc. and Boeing Commercial Airplane Group, effective as of February 5, 1990, as amended.(8)
10.45 Special Business Provisions No. L-890821-8140N between The Boeing Company and Cashmere Manufacturing Co., Inc. effective as of December 18, 1992.(8)(10)
10.46 Special Business Provisions No. L-500660-8134N between The Boeing Company and Cashmere Manufacturing Co., Inc. effective as of December 31, 1991.(8)(10)
10.47 Special Business Provisions No. L-435579-8180N between The Boeing Company and Cashmere Manufacturing Co., Inc. effective as of August 11, 1994.(8)(10)

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

10.48 Special Business Provisions No. PLR-950A between The Boeing Company and Cashmere Manufacturing Co., Inc. effective as of February 5, 1990.(8)(10)
10.49 Administrative Agreement No. L-435579-8180N between Cashmere Manufacturing Co., Inc. and Boeing Commercial Airplane Group effective as of August 11, 1994.(8)
10.50 Special Business Provisions No. POP-65311-0047 between The Boeing Company and Cashmere Manufacturing Co., Inc. effective as of February 26, 1996.(8)(10)
10.51 General Terms Agreement No. BCA-65311-0044 between The Boeing Company and Cashmere Manufacturing Co., Inc. effective as of February 26, 1996.(8)
10.52 Extension and Modification of Promissory Note, dated April 1996, between PCT Holdings, Inc. and William H. Payne, Ivan G. Sarda, the Waldal Family Trust and Katrina Knowles.(8)
10.53 Consent to Offering and Additional Indebtedness, dated June 7, 1996, between PCT Holdings, Inc. and William N. Payne, Ivan G. Sarda, the Waldal Family Trust and Katrina Knowles.(9)
10.54 Loan Modification Agreement, dated July 26, 1996, between Silicon Valley Bank and PCT Holdings, Inc., Ceramic Devices, Inc., Cashmere Manufacturing Co., Inc., Pacific Coast Technologies, Inc. and Seismic Safety Products, Inc.(11)
16.1      Letter from accountant regarding a change of accountants.(3)
21.1      List of Subsidiaries.(7)

-----------

(1) Incorporated by reference to PCTH's Current Report on Form 8-K filed on March 1, 1995.

(2) Incorporated by reference to PCTH's Registration Statement on Form 8-A filed on May 16, 1995.

(3) Incorporated by reference to PCTH's Current Report on Form 8-K/A filed on June 22, 1995.

(4) Incorporated by reference to PCTH's Annual Report on Form 10-KSB filed on August 29, 1995.

(5) Incorporated by reference to PCTH's Quarterly Report on Form 10-QSB for the quarterly period ended November 30, 1995.

(6) Incorporated by reference to PCTH's Current Report on Form 8-K filed on December 18, 1995.

(7) Incorporated by reference to PCTH's Registration Statement on Form SB-2 filed on May 31, 1996.

(8) Incorporated by reference to Amendment No. 1 to PCTH's Registration Statement on Form SB-2 filed on June 19, 1996.

(9) Incorporated by reference to Amendment No. 2 to PCTH's Registration Statement on Form SB-2 filed on July 12, 1996.

(10) Subject to confidential treatment. Omitted confidential information was filed separately with the Commission.

(11) Incorporated by reference to PCTH's Annual Report on Form 10-KSB filed on August 23, 1996.

(12) Incorporated by reference to the Company's Current Report on Form 8-K filed on December 12, 1996.

(13) Submitted with this Form 8-B.

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